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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 30th day of September, 2021.

Signature:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) on behalf of

Invesco® V.I. NASDAQ 100 Buffer Fund – March	Invesco V.I. S&P 500 Buffer Fund – March
Invesco® V.I. NASDAQ 100 Buffer Fund – June	Invesco V.I. S&P 500 Buffer Fund – June
Invesco® V.I. NASDAQ 100 Buffer Fund – September	Invesco V.I. S&P 500 Buffer Fund – September
Invesco® V.I. NASDAQ 100 Buffer Fund – December	Invesco V.I. S&P 500 Buffer Fund – December

By:	/s/ Jeffrey H. Kupor
(Jeffrey H. Kupor)

Senior Vice President
(Title)

Attest:	/s/ Emily Ast
(Emily Ast)

Assistant Secretary
(Title)

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SEC 1846 (1-12)